File No. 70-9521

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                        POST-EFFECTIVE AMENDMENT NO. 1 TO
                             APPLICATION-DECLARATION
                              ON FORM U-1 UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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                                SCANA CORPORATION
                                1426 Main Street
                         Columbia, South Carolina 29201
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                  (Name of companies filing this statement and
                     address of principal executive offices)

                                SCANA CORPORATION
                -------------------------------------------------
                 (Name of top registered holding company parent)

                                 Kevin B. Marsh
                                H. Thomas Arthur
                                SCANA CORPORATION
                                1426 Main Street
                         Columbia, South Carolina 29201
                -------------------------------------------------
                     (Name and address of agent for service)

                  The Commission is requested to mail copies of
                   all orders, notices and communications to:


                              William S. Lamb, Esq.
                            Sheri E. Bloomberg, Esq.
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                              125 West 55th Street
                            New York, New York 10019

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     SCANA Corporation ("SCANA" or the "Applicant") hereby files this post-effective amendment to its application/declaration on Form U-1 relating to its acquisition of Public Service Company of North Carolina and retention of specified non-utility operations (the "Application/Declaration") in order to request that the Securities and Exchange Commission (the "Commission") approve an extension until February 10, 2003 of the time period described in Holding Co. Act Release No. 27133 (Feb. 9, 2000) (the "Merger Order") for SCANA to complete the sale of the transit system in the City of Columbia, South Carolina (the "Columbia Bus System"), and other properties to the City of Columbia, South Carolina.

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTIONS

     A.   Columbia Bus System

     SCANA, through its subsidiary South Carolina Electric & Gas Company ("SCE&G") operates the Columbia Bus System. In the Merger Order, the Commission did not find that the Columbia Bus System met the standards for retention set forth in Section 11(b)(1) of the Public Utility Holding Company Act of 1935, as amended (the "Act") as a non-utility business in a registered holding company system. However, the Commission noted that SCANA agreed to dispose of the Columbia Bus System within two years of the date SCANA registered as a holding company under Section 5 of the Act. Specifically, in the Application/Declaration whose requests were granted in the Merger Order, SCANA stated:

     The [Columbia Bus System] does not fall within the bounds of the Rule 40 exemption from Section 9 because it is operated by a public utility subsidiary company and SCANA recognizes that retention of the [Columbia Bus System] is not consistent with Section 11 of the Act under the majority of Commission precedent. See Cities Service Power & Light Co., 14 S.E.C. 28
     (1943); Commonwealth & Southern Corp., 26 S.E.C. 464 (1947); Philadelphia Co., 28 S.E.C. 35 (1948); contra Middle South Utilities, Inc., 35 S.E.C. 1
     (1953). SCANA hereby requests, however, that the Commission authorize SCANA to retain its interest in [Columbia Bus System] for a period of 2 years following completion of the Preferred Second Merger and the registration of SCANA under the Act to allow for an orderly disposition of these assets consistent with the objectives of the Act within that 2 year period.

On February 24, 2000, the City of Columbia filed a post-order petition with the Commission seeking clarification of the pre-emptive effect of the Merger Order on state law in relation to the Columbia Bus System. SCANA responded to the petition with, among other things, an undertaking not to assert any pre-emptive effect of the Merger Order in any proceedings regarding the Columbia Bus System. Additional filings were made with the Commission in April of 2000.

     Because SCANA registered under Section 5 of the Act on February 10, 2000, the 2 year disposition period granted in the Merger Order will expire on February 10, 2002. Since the date of the Merger Order, SCANA and SCE&G have negotiated in good faith with the City of Columbia to resolve this issue and provide for the orderly disposition referred to in the Merger Order. Recently significant progress (described below) has been made in this process and this Application/Declaration seeks authorization of the Commission to extend the time period for the disposition of the Columbia Bus System for one year until February 10, 2003.

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     In December 2001, negotiations between SCANA and SCE&G on the one hand and the City of Columbia on the other reached agreement on basic terms for the transfer of the Columbia Bus System and other properties to the City of Columbia which were embodied in resolutions passed by the Mayor and City Council (attached hereto as Exhibit B-1). The basic terms for this disposition are as follows:

     o The City of Columbia will relieve SCE&G of the obligation to provide a public transit system in Columbia, South Carolina and the assets of the Columbia Bus System will be transferred to the City of Columbia;

     o SCE&G and the City of Columbia will enter into a 30-year electric and gas franchise;

     o SCE&G will pay the City of Columbia for the franchise an initial fee of $15 million in four quarterly installments beginning at the time of the transfer of the Columbia Bus System and an addition annual fee of $2.47 million for the first seven years of the franchise;

     o SCE&G will convey 6.98 acres of property currently used in connection with the transit system as a parking facility for the buses, in a condition compliant with current state and federal regulations;

     o SCE&G will convey the historic Columbia Canal and Hydroelectric Plant (the "Plant") to the City of Columbia and enter into collateral agreements regarding the same; and

     o SCE&G and the City of Columbia will enter into a new water contract for withdrawals from Lake Murray for the terms of the electric and gas franchise.

The completion of this transfer is subject to (i) execution of definitive agreements between the parties and completion of additional due diligence by the City of Columbia and (ii) receipt of any necessary approvals from the Commission, the South Carolina Public Service Commission, and the Federal Energy Regulatory Commission. Although SCANA and SCE&G intend to proceed as expeditiously as practicable to complete the transfer, given the time that will be required to finalize the documentation and for various regulatory agencies to take action, the Applicant does not expect that the transfer will be completed on or before February 10, 2002. The Applicant does believe that the interests of its shareholders and customers as well as the public interest in general will be best served if the proposed transfer is allowed to proceed in an orderly fashion and therefore requests that the time period for the disposition of the Columbia Bus System by SCANA be extended for one year until February 10, 2003. In the event that the necessary actions are unable to be completed on the terms outlined above, Applicant will continue to work toward an alternative disposition. The Applicant undertakes to inform the Commission as to any material developments relating to this matter, including if and when the transfer is completed.

     In the Merger Order, the Commission effectively approved the disposition of the Columbia Bus System. Applicant does not believe that the substantive terms of the transfer require further approval from the Commission. Specifically, the conveyance of the Plant to the City of Columbia is exempt from the requirement of the Act for advance Commission approval

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of direct or indirect sales of utility assets by a registered holding company
(Section 12(d) and Rule 44(a)).

     To begin with, the value of this Plant is below $5 million, and the transfer qualifies for the exemption from Commission approval in Rule 44(b). Rule 44(b) provides an exemption for sales of utility assets in an aggregate amount of up to $5 million in a one year period, as long as the acquisition of the assets is also exempt. Applicant notes that the disposition of the Plant is part of an overall settlement arrangement and the consideration for the disposition of this particular asset as part of the whole settlement cannot be measured in a specific dollar amount. As a result, the Applicant believes the value of the Plant is the relevant measure to determine whether the disposition qualifies for the Rule 44(b) exemption. As of December 31, 2001, the net value of the Plant on SCE&G's books was $2,747,004.16. Applicant believes that the net book value of the Plant is the correct measure of the value of the asset being transferred, because this amount is reflected in SCE&G's cost of service as reviewed by the South Carolina Public Service Commission, and the book value should equal or exceed fair market value./1/ It should be noted that the acquisition of the Plant by the City of Columbia is exempt from prior approval requirements under the Act because the City is exempt from all provisions of the Act under Section 2(c) thereof./2/

     Even if the value of the Plant is not viewed as equivalent to the amount of the sale, Applicant believes that both technically and from a policy perspective Commission approval for the disposition of this Plant is not required. First, under Section 12(d) as implemented under Rule 44(a), Commission approval is required for a registered system to sell utility assets to any "person" as defined in the Act. Because the City of Columbia, as a political subdivision, is not a company or individual (as person is defined in the Act), and, as noted above, is exempt from all provisions of the Act (including Section 2(a)) pursuant to Section 2(c), approval is technically not required./3/ Moreover, the purpose of Section 12(d) and Rule 44(a) is "to prevent piecemeal evasion of the reorganization safeguards set up in section 11 and to prevent the sacrifice of the investors' equity"./4/ The transfer of the Plant to the City of Columbia is consistent with the purpose of Section 12(d) and Rule 44 both because it is part of the overall plan to divest a non-retainable business as required by Section 11 and because the value of the plant is such that the transfer will not have a material adverse impact on investors' equity in SCANA

         Additionally, none of the conveyance of the property used for bus parking facilities, the granting of a new franchise and payment of franchise fees, and the execution of the related collateral agreements constitute sales of securities or utility assets, or the entry into a new line of

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1    SCE&G did receive an offer to purchase the Plant from an unaffiliated party
     4-5 years ago and that offer was below the book value of the Plant at that time.

2 The Commission has previously treated city or municipal governments as exempt under Section 2(c). See, Louis Dreyfus Electric Power, SEC No-Action Letter (April 8, 1996); LG&E Energy Corp., SEC No-Action Letter (July 13,
     1998).

3 Applicant notes that in an older precedent under the Act, the Ninth Circuit held in the context of a sale pursuant to a Section 11(b) divestiture order over which the Commission has jurisdiction pursuant to 44(c) that a sale to a public utility district that arguably qualified as a Section 2(c) exempt entity was still subject to the Commission's authority. Public Utility District No. 1 v. SEC, 195 F.2d 727 (9th Cir. 1952). Applicant believes that this precedent does not apply to the case at hand since the 1952 case involved a registered company subject to a Section 11(b) order and Rule 44(c) states that no registered holding company may sell any assets pursuant to a Section 11(b) order without notifying the Commission and giving the Commission the opportunity to require an application be filed. Because Applicant is not subject to a Section 11(b) order from the Commission, Rule 44(c) is applicable.

4    Holding Co. Act Release No. 25668 (Nov. 4, 1992).
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business by the SCANA holding company system. Therefore, no further Commission approval is required.

     B.   Update regarding Palmetto Lime

     In the Merger Order, the Commission reserved jurisdiction over SCANA's retention of a 49% membership interest in Palmetto Lime L.L.C. ("Palmetto Lime"). Palmetto Lime is engaged in the sale of lime, including to SCANA utility subsidiaries which use the lime for environmental remediation and energy-related activities. SCANA would like to inform the Commission that it has recently entered into negotiations for the sale of SCANA's ownership interest in Palmetto Lime such that, upon consummation of the sale, Palmetto Lime will not longer be part of the SCANA holding company system. SCANA's utility subsidiaries will continue to purchase lime for environmental remediation and are expected to enter into a 10-year supply agreement with the purchaser of Palmetto Lime for their current and potential lime requirements. SCANA will further inform the Commission if this sale is consummated.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES

     The fees, commissions and expenses of the Applicants are expected to be paid or incurred, directly or indirectly, in connection with the transactions described above are estimated as follows:

     Legal fees..................................$15,000
     Miscellaneous............................... $5,000
     Total.......................................$20,000

ITEM 3.   APPLICABLE STATUTORY PROVISIONS

     Sections 11(b)(i) and 12(d) of the Act and Rule 44 promulgated thereunder are considered applicable to the proposed transactions. To the extent that the proposed transaction is considered by the Commission to require authorization, approval or exemption under any section of the Act or provision of rules or regulations other than those specifically referred to herein, request for such authorization, approval or exemption is hereby made.

ITEM 4.   REGULATORY APPROVALS

     The approval of the South Carolina Public Service Commission is required for the transfer of the Columbia Bus System and the Plant, and the grant of the 30 year franchise by the City of Columbia to SCANA. The transfer of the Plant must also be approved by the Federal Energy Regulatory Commission.

     No other state or federal commission other than the Commission has jurisdiction with respect to any of the proposed transactions described in this Application-Declaration.

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ITEM 5.   PROCEDURE

     The notice issued by the Commission in connection with the original Application/Declaration on August 31, 1999 (Holding Co. Act Release No. 27071) included notice that SCANA held interests in the Columbia Bus System and Palmetto Lime. As noted above, the specific terms of the transfer of the Columbia Bus System do not require Commission approval, nor does the lifting of a reservation of jurisdiction. Therefore, the Applicants do not believe that further notice is required prior to granting an order pursuant to this Application/Declaration.

     The request for clarification filed by the City of Columbia after the Merger Order was issued relates solely to the legal issue of pre-emption, which is mooted by SCANA's undertaking regarding pre-emption described above and by the subject matter of this Application/Declaration (as it would transfer of assets in question, the Columbia Bus System, to the City of Columbia). The City of Columbia's request for clarification therefore should not be treated as a formal intervention for purposes of issuing any order pursuant hereto.

     The Applicant respectfully requests that appropriate and timely action be taken by the Commission in this matter. No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS

     a)   Exhibits

               Exhibit No.                 Description of Exhibit
               -----------                 ----------------------

                  B-1 Resolution of the Mayor and City Counsel of the City of Columbia

                  F-1         Opinion of Counsel

                  F-2 "Past Tense" Opinion of Counsel (to be filed by amendment)

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS

     None of the matters that are the subject of this Application-Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. None of the proposed transactions that are the subject of this Application-Declaration will result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency which has prepared or is preparing an environmental impact statement with respect to the transactions proposed herein.

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                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Dated:  January 22, 2002

                                       SCANA CORPORATION

                                       By:    /s/ H. Thomas Arthur
                                              ---------------------------
                                       Name:  H. Thomas Arthur
                                       Title: Senior Vice President and
                                              General Counsel

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                             CERTIFICATE OF SERVICE

     I, Sheri E. Bloomberg, hereby certify that I have this day served a true and correct copy of this Application/Declaration by United States mail to:


      James. S. Meggs, Esq.
      Office of the City Attorney
      P.O. Box 667
      Columbia, S.C. 29202


      Robert C. McDairmid
      Daniel I. Davidson
      William S. Huang
      Spiegel & McDairmid
      1350 New York Avenue, N.W.
      Suite 1100 Washington, D.C. 20005-4798


      This 22nd day of January, 2002


                                       /s/ Sheri E. Bloomberg
                                       ----------------------
                                       Sheri E. Bloomberg
                                       LeBoeuf, Lamb, Greene & MacRae, L.L.P.

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